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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ---------------------


                       AMENDMENT NO. 3  TO SCHEDULE 14D-1



              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            CEDAR INCOME FUND, LTD.
                           (NAME OF SUBJECT COMPANY)

                               CEDAR BAY COMPANY
                                   (BIDDER)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                   15043810
                     (CUSIP Number of Class of Securities)

                                 Leo S. Ullman
                  Chief Executive Officer, Cedar Bay Company
                           c/o SKR Management Corp.
                            44 South Bayles Avenue
                        Port Washington, New York 11050
                                (516) 883-5577
           (Name, Address and Telephone Number of Person Authorized
          To Receive Notices and Communications on Behalf of Bidder)

                                  Copies to:
  Clinton A. Stuntebeck, Esq.               Joseph R. Manghisi, Esq.
  Schnader Harrison Segal & Lewis LLP       Schnader Harrison Segal & Lewis LLP
  1600 Market Street                        330 Madison Avenue
  Philadelphia, Pennsylvania 19103-7286     New York, New York 10017
  (215) 751-2034                            (212) 973-8038




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 CUSIP No. 15043810                   14D-1                 Page 2 of 7 Pages
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  1.   NAME OF REPORTING PERSON                CEDAR BAY COMPANY
       S.S. OR I.R.S. IDENTIFICATION           11-341-2264
       NO. OF ABOVE PERSON

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  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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  3.   SEC USE ONLY

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  4.   SOURCE OF FUNDS                                           BK

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  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(E) AND 2(F)                                    [ ]
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  6.   CITIZENSHIP OR PLACE OF ORGANIZATION                 New York

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  7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY     1,893,038.335 shares of
        EACH REPORTING PERSON                      Common Stock, par value
                                                   $1.00 per share
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  8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                    [ ]
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  9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (7)                                                    84%
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 10.   TYPE OF REPORTING PERSON                                   PN
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This Amendment No. 3 (the "Final Amendment") to Schedule 14D-1 relates to the termination of the tender offer (the "Offer") commenced on January 12, 1998 by Cedar Bay Company, a New York general partnership (the "Purchaser"), for all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Cedar Income Fund, Ltd., an Iowa business corporation (the "Company"), pursuant to which the Purchaser purchased, on April 2, 1998, 1,893,038.335 Shares at a price of $7.00 per share, net to the seller in cash in accordance with the Offer to Purchase. The Purchaser hereby amends its Tender Offer Statement on Schedule 14D-1, as previously amended (the "Original Statement"). This Final Amendment is filed in compliance with General Instruction D to Schedule 14D-1, which requires that a final amendment to the Original Statement reporting the date of termination of the Offer and the results of the Offer be filed with the Securities and Exchange Commission.

Capitalized terms used herein not otherwise defined herein shall have the meanings assigned to them in the Original Statement.

                                       2

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 CUSIP No. 15043810                   14D-1                 Page 3 of 7 Pages
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ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (c) Reference is hereby made to the information set forth in Section 7 ("Financing of the Offer") of the Offer to Purchase, which is incorporated herein by reference. General Electric Capital Corporation ("GECC") participated in the financing of the Offer. A portion of the amount to be funded by Titan Management, L.P. was funded by GECC at a lower interest rate and upon terms believed by the Purchaser to be more advantageous.




ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 6(a) and 6(b) are hereby amended by adding the following: The information contained in Exhibit (1) is incorporated herein by reference.




                                        3

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 CUSIP No. 15043810                   14D-1                 Page 4 of 7 Pages
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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
---------

(1) Press release issued by the Purchaser on April 7, 1998.



                                       4
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 CUSIP No. 15043810                   14D-1                 Page 5 of 7 Pages
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     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.




                                        CEDAR BAY COMPANY




                                        By: /s/  Leo S. Ullman
                                        --------------------------------------
                                        Name: Leo S. Ullman
                                        Title: Chief Executive Officer



Dated: April 8, 1998                   TRIANGLE CENTER ASSOCIATES, L.P.


                                        By: Buttzville Corp., its
                                            general partner

                                        By: /s/ Leo S. Ullman
                                            -----------------------------------
                                            Name:  Leo S. Ullman
                                            Title: President



                                        THE POINT ASSOCIATES, L.P.


                                        By: Selbridge Corp., its
                                            general partner

                                        By: /s/ Leo S. Ullman
                                            -----------------------------------
                                            Name:  Leo S. Ullman
                                            Title: President


                                        /s/ Leo S. Ullman
                                        ---------------------------------------
                                        Leo S. Ullman


                                       5
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                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                  DESCRIPTION
---------                               -----------


(1) Press release issued by the Purchaser on April 7, 1998.